

22006730

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL

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SEC FILE NUMBER

8- 67754

SEC Mail Processing

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FED 25 2022

FILING FOR THE PERIOD BEGINNING 01/01/21 AND ENDING 12/31/21

Washington, DC   MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: VALTUS CAPITAL GROUP, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3993 HOWARD HUGHES PKWY, SUITE #140

(No. and Street)

LAS VEGAS	NV	89169
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Viney Singal	(310) 497-2806	viney@valtuscapital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Brian W. Anson, CPA

(Name – if individual, state last, first, and middle name)

18455 Burbank Blvd. #404	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

09/15/2005	2370
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _Viney Singal_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _VALTUS CAPITAL GROUP, LLC_____, as of _December 31_____, 2_021___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer. STATE OF NEVADA
COUNTY OF CLARK

Signed and sworn to (or affirmed) before me
CARL ROSS NOTARY PUBLIC
on this the 23RD day of FEBRUARY , 2022
by VINEY SINGAL

Carl Ross

Signature: _Viy_

Title:
FINOP

CARL ROSS
Notary Public, State of Nevada
No. 04-93270-1
My Appt. Exp. Nov. 5, 2024

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON
Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member's and Board of Members of Valtus Capital Group, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Valtus Capital Group, LLC as of December 31, 2021, the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Valtus Capital Group, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Valtus Capital Group, LLC's management. My responsibility is to express an opinion on Valtus Capital Group, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Valtus Capital Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Valtus Capital Group, LLC's financial statements. The Supplemental Information is the responsibility of the Valtus Capital Group, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Brian W. Anson
Certified Public Accountant
I have served as Valtus Capital Group, LLC's auditor since 2008.
Tarzana, California
February 14, 2022

VALTUS CAPITAL GROUP, LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$	3,178,824
Account receivable		9,293
Investment		100,000
Right of use asset/office lease		10,892
Office equipment, net of accumulated depreciation of $104,970		64,033
Other assets		17,717
Total assets	$	3,380,759

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Accounts payable	$	46,192
Due to related party		27,326
Accrued Expenses		550,187
PPP Loan		153,201
Office lease liability		10,892
Total liabilities		787,798

MEMBER'S EQUITY:

Member's equity		2,592,962
Total member's equity		2,592,962
Total liabilities and member's equity	$	3,380,760

VALTUS CAPITAL GROUP, LLC

Statement of Income
For the year ended December 31, 2021

Revenue:

Advisory fee income	$	5,570,453
Interest income		110
Other income		75,000
Realized loss on securities		(1,434)
PPP loan forgiveness debt		162,600
Total income		5,806,729

Expenses:

Wages and benefits	$	2,438,232
Depreciation		26,278
Insurance		15,997
Occupancy		150,303
Professional fees		311,509
Travel and entertainment		72,790
Other general and administrative expenses		107,857
Total expenses	$	3,122,966

NET INCOME	$	2,683,763

VALTUS CAPITAL GROUP, LLC

Statement of Changes in Member's Equity
For the year ended December 31, 2021

	Total Members' Equity
Beginning balance January 1, 2021	$ 157,317
Capital withdrawals	(248,118)
Net income	2,683,763
Ending balance December 31,2021	$ 2,592,962

VALTUS CAPITAL GROUP, LLC

Statement of Cash Flows
For the year ended December 31, 2021

Cash Flow from Operating Activities:		
Net income	$	2,683,763
Adjustment to reconcile net income to net cash provided		
by operating activities		
Forgiveness of PPP loan		(162,600)
Depreciation		26,278
(Increase) decrease in:		
Accounts receivable		2,664
Other assets		(6,509)
Increase (decrease) in:		
Account payable		(26,867)
Due to related party		27,326
Accrued expenses		550,187
Total adjustments		410,479
Net cash provided by operating activities	$	3,094,242
Cash Flow from Investing Activities		
Investment		(100,000)
Realized loss on investment		1,434
Net cash used in investing activities		(98,566)
Cash Flow from Financing Activities		
PPP loan		153,201
Capital withdrawals		(248,118)
Net cash used in financing activities		(94,917)
Increase in cash		2,900,759
Cash-beginning of period	$	278,065
Cash-end of period		3,178,824
Supplemental disclosure of cash flow information		
Cash paid for:		
Interest	$	-
Income taxes	$	-

Valtus Capital Group, LLC

Notes to Financial Statements
December 31, 2021

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATIONAL AND GENERAL MATTERS:

Valtus Capital Group, LLC (the "Company") was formed in Nevada on October 19, 2007 and is approved as a securities broker dealer by the Securities and Exchange Commission, The Financial Industry Regulatory Authority Dealers and the State of Nevada.

The company is a Limited Liability Company, wholly owned by its member, Viney Singal.

The company operates on a limited disclosed basis with no clearing firm requirements; it offers investment-banking services in a variety of industries.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affects the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Accounts receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Revenue Recognition:

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities - separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below.

Fees earned: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40Act companies and networking fees from '40 Act companies.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Other revenue.

Valtus Capital Group, LLC

Notes to Financial Statements
December 31, 2021
Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment

Property Equipment is recorded at cost and depreciated using an accelerated method over estimated useful lives of 3-7 years. Management does not believe the differences in depreciation methods are significant. Expenditures for major renewable and improvements are capitalized while minor replacements, maintenance and repairs, that do not improve or extend the life of such assets are charged to expense. Gains or losses on disposal of property and equipment are reflected in operations. Purchases greater than $1,000 are capitalized.

Property and equipment consist of the following on December 31, 2021:

Automobile	$	63,828
Office equipment		105,175
Less: accumulated depreciation		(104,970)
Property and equipment	$	64,033

Depreciation expense for year-end December 31, 2021, was $26,278.

Concentrations of Credit Risk:

The Company is engaged in various activities. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party. The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation $250,000 per institution per depositor.

Five clients accounted for 80% of the total revenues.

Lease Commitments:

In January 2019 the company signed a 3-year lease for office space.
Future minimum lease payments are as follows:

Year Ending 2022 $12,442

Rent Expense for the year ending Dec. 31st, 2021, was $150,303.

The Company adopted ASC Topic 842 on January 1, 2019. The Right of Use asset is the office lease. The present value of $10,892

The Company entered a new office lease beginning February 3rd, 2022, for twenty-six months.

Valtus Capital Group, LLC

Notes to Financial Statements
December 31, 2021
Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

General:

The management has reviewed the results of operations for the period of time from its year end December 31, 2021, through February 14, 2022, the date the financial statements were available to be issued and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred.

The Company is a limited liability company with no federal or state income tax due. The Company is subject to audit by the Internal Revenue Service for years ending December 31, 2018, 2019 and 2020.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the assets or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The investment of $100,000 on December 31st, 2020, is considered level 3.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ration or aggregate indebtedness to net capital. On December 31, 2021, the Company had a net capital of $2,542,183 which is $2,500,603 in excess of the minimum net capital (which is the greater of $5,000 or 6 2/3 of aggregated indebtedness). $41,580 required and its ratio of aggregated indebtedness $623,704 to net capital was 0.25 to 1 which is less than the 15 to 1 maximum ratio of a broker dealer.

Valtus Capital Group, LLC

Notes to Financial Statements
December 31, 2021

Note 3: GAIN CONTINGENCY

On February 3, 2022, Valtus Capital Group and Parq hotel and casino ("Parq") reached a settlement agreement regarding outstanding monies owed to Valtus in connection with a $272 million financing in May 2019. As part of the settlement agreement, Valtus accepted a cash payment of CAD $2.0 MM and has a judgement for the payment of CAD $3.45 million by October 15, 2024, of which the judgement amount will be increased to CAD $4.8 million if Parq does not pay. The future collectability of the judgement amount is uncertain.

Note 4: PAYCHECK PROTECTION PROGRAM

On January 25, 2021, PPP I was forgiven in the amount of $162,600.

On February 2, 2021, the Company received proceeds from a loan in the aggregate amount of $153,201, pursuant to the Paycheck Protection Program #2 (the "PPP Loan") under the recently enacted Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration (the "SBA"). The PPP Loan is unsecured and has an interest rate of 1.00% per annum and is subject to the terms and conditions applicable to loans administered by the SBA under the CARES Act. Subject to certain conditions, the PPP Loan may be forgiven in whole or in part by applying for forgiveness pursuant to the CARES Act. There can be no assurance that the Company will be granted forgiveness of the PPP Loan in whole or in part.

See accompanying accountants' report and notes to financial statement

VALTUS CAPITAL GROUP, LLC

Statement of Net Capital
Schedule I
For the year ended December 31, 2021

	Audit 12/31/21
Members' equity, December 31, 2021	$ 2,592,962
Add back PPP loan	153,201
Subtract - Non allowable assets:	
Accounts Receivable	9,293
Fixed assets	64,033
Non marketable Investment	$ 100,000
Other assets	17,717
Tentative net capital	$ 2,555,120
Haircuts	12,937
NET CAPITAL	2,542,183
Statutory minimum Net Capital	$5,000
$6^{2/3}$ % of Aggregate Indebtedness	41,580
Greater of above two	41,580
Excess net capital	$ 2,500,603
Aggregate indebtedness	623,704
Ratio of aggregate indebtedness to net capital	0.25%
Reconciliation	
Net Capital - origial Dec 2021 Focus report	3,121,708
Bonus Payroll Accrual	(525,000)
Accrued Expenses	(96,105)
NET CAPITAL-Audited	2,500,603

Valtus Capital Group, LLC

Schedule II – Determination of Reserve Requirements
Under Rule 15c3-3(e)
December 31, 2021

Valtus Capital Group, LLC has no reserve deposit obligations under SEC 15c3-3(e) because it isa "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See accompanying Report of Independent Registered Public Accounting Firm

Valtus Capital Group, LLC

**Schedule III - Information Related to Possession or Control
Requirements Under Rule 15c3-3(b)
December 31, 2021**

Valtus Capital Group, LLC has no possession or control obligations under SEC 15c3-3(b) because it is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and therefore is not subject to the Rule.

See accompanying Report of Independent Registered Public Accounting Firm

Valtus Capital Group, LLC Exemption Report

We, as members of the management of Valtus Capital Group, LLC (the "Company") are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the SEC and the broker's or dealer's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by an independent registered public accounting form, based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions.

The Company is a "non-covered" firm pursuant to Footnote 74 to SEC Release 34-70073 and is therefore not subject to SEA Rule 15c3-3 for the most recent fiscal year ended December 31, 2021. The Company represents that it has not held customer funds or securities, did not carry accounts of or for customers and did not carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3. The Company limits its business activities to merger and acquisition advisory services, private placement of securities, and other financial advisory services.

The Company has maintained compliance with the above throughout the fiscal year ended December 31, 2021, without exception.

Valtus Capital Group, LLC

Viney Singal, President
February 14, 2022

BRIAN W. ANSON
Certified Public Accountant
18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Members
Valtus Capital Group, LLC
Las Vegas, Nevada

I have reviewed management's statements, included in the accompanying SEC Rule 15c3-3 Exemption Report in which Valtus Capital Group, LLC, stated that Valtus Capital Group, LLC's. business activities are limited to providing private placements of securities, merger and acquisition advisory services, and other financial advisory services and that it has not held customer funds or securities and that Valtus Capital Group, LLC is classified as "non-covered" pursuant to footnote 74 to SEC Release 34-70073, dated July 30, 2013, and as discussed in Q & A 8 of the related FAQ issued by SEC state on April 4, 2014. Valtus Capital Group. LLC also stated that it had maintained compliance with the above declaration throughout the most recent fiscal year ended December 31, 2021, without exception. Valtus Capital Group. LLC's management is responsible for compliance and is not subject to the provisions set forth in Rule 15c3-3 under the Securities and Exchange Act of 1934 and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Valtus Capital Group, LLC's declaration concerning the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934. A review is substantially less in scope than an examination. the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 to SEC Release 34-70073.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 14, 2022